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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 6
                                       TO

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DANA CORPORATION
                       (Name of Subject Company (Issuer))

                            DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    23581110
                     (CUSIP Number of Class of Securities)

                             ---------------------

                           VERNON G. BAKER, II, ESQ.
                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084
                           TELEPHONE: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   COPIES TO:

                            DENNIS J. FRIEDMAN, ESQ.
                            STEVEN P. BUFFONE, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVE.
                            NEW YORK, NEW YORK 10166
                           TELEPHONE: (212) 351-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [ ] issuer tender offer subject to Rule 13e-4.

   [ ] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  SCHEDULE TO

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 9, 2003 (as amended or supplemented prior to the date hereof, the "Schedule TO") by ArvinMeritor, Inc., an Indiana corporation ("Parent"), and Delta Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 6 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     Schedule I of the Offer to Purchase is hereby amended by inserting the following information concerning William R. Newlin, who was elected to Parent's board of directors on July 16, 2003, immediately after the information concerning James E. Marley:

                                   CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
       NAME             TITLE                     HELD DURING THE PAST FIVE YEARS
       ----             -----      --------------------------------------------------------------
William R. Newlin      Director    Chairman and CEO, Buchanan Ingersoll Professional Corporation.
                                   Mr. Newlin has been a director since July 2003. He has been the Chairman and CEO of Buchanan Ingersoll Professional
                                   Corporation since 1980 and Managing General Partner of CEO
                                   Venture Fund since 1985. Mr. Newlin is the Lead Director of
                                   Kennametal Inc. and a director of Black Box Corporation.

ITEM 11. ADDITIONAL INFORMATION

     The Introduction to the Offer to Purchase is hereby amended by adding the following paragraph immediately after the eighth paragraph of such Introduction:

          "On August 5, 2003, Parent and the Purchaser amended their complaint in the Virginia Action to add certain factual allegations and claims for declaratory relief. In the First Amended and Supplemental Bill of Complaint (the "First Amended Complaint"), Parent and the Purchaser seek a declaratory judgment that the defendants breached their fiduciary obligations to the Company's shareholders by, among other things, taking, or failing to take, certain actions in connection with the formation of a committee of independent directors of the Company Board (the "Independent Committee") and the receipt of opinions from the Company Board's financial advisors."

     Section 16 of the Offer to Purchase is hereby amended by adding the following paragraph immediately after the first paragraph of such Section:

          "On August 4, 2003, the Company commenced an action against the Dealer Manager in the United States District Court for the Southern District of New York alleging, among other things, breach of an engagement letter between the Dealer Manager and the Company and seeking relief from the court including a permanent injunction to prevent the Dealer Manager from continuing to represent Parent and from financing or assisting Parent in obtaining financing in connection with the Offer. The Dealer Manager has informed Parent and the Purchaser that it has gone through the appropriate compliance procedures to prevent breaches of client confidentiality, that there is no merit to the Company's action and that the Dealer Manager intends to defend the action vigorously."

ITEM 12. EXHIBITS

 (a)(1)(A)    Offer to Purchase, dated July 9, 2003.*
 (a)(1)(B)    Letter of Transmittal.*
 (a)(1)(C)    Notice of Guaranteed Delivery.*
 (a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.*
 (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees.*
 (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
 (a)(1)(G)    Press release issued by ArvinMeritor, Inc., dated July 8,
              2003, announcing ArvinMeritor's intention to commence the Offer.*
 (a)(1)(H)    Press release issued by ArvinMeritor, Inc., dated July 9,
              2003, announcing the commencement of the Offer.*
 (a)(1)(I)    Summary Advertisement published July 9, 2003.*
 (a)(1)(J)    Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
              Circuit Court for the City of Buena Vista, Virginia.*
 (a)(1)(K)    Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
              United States District Court for the Western District of
              Virginia.*
 (a)(1)(L)    First Amended Complaint filed by ArvinMeritor, Inc. on July
              25, 2003 in United States District Court for the Western
              District of Virginia.*
 (a)(1)(M)    First Amended Complaint filed by ArvinMeritor, Inc. on
              August 5, 2003 in the Circuit Court for the City of Buena
              Vista, Virginia.
 (a)(5)(A)    Press release issued by ArvinMeritor, Inc., dated July 14,
              2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*
 (a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*
 (a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*
 (a)(5)(D)    Press release issued by ArvinMeritor, Inc. dated July 22,
              2003, responding to Dana Corporation's rejection of the Offer.*
 (a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*
 (a)(5)(F)    Press release issued by ArvinMeritor, Inc. dated July 28,
              2003, discussing correspondence delivered to Dana
              Corporation's Committee of Independent Directors.*
 (b)          Not applicable.
 (c)          Not applicable.
 (d)          Not applicable.

 (e)          Not applicable.
 (f)          Not applicable.
 (g)          Not applicable.
 (h)          Not applicable.

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* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2003

                                          DELTA ACQUISITION CORP.

                                          By: /s/ LARRY D. YOST
                                            ------------------------------------
                                            Name: Larry D. Yost
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                          ARVINMERITOR, INC.

                                          By: /s/ LARRY D. YOST
                                            ------------------------------------
                                            Name: Larry D. Yost
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 (a)(1)(A)    Offer to Purchase, dated July 9, 2003.*
 (a)(1)(B)    Letter of Transmittal.*
 (a)(1)(C)    Notice of Guaranteed Delivery.*
 (a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.*
 (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees.*
 (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
 (a)(1)(G)    Press release issued by ArvinMeritor, Inc., dated July 8,
              2003, announcing ArvinMeritor's intention to commence the
              Offer.*
 (a)(1)(H)    Press release issued by ArvinMeritor, Inc., dated July 9,
              2003, announcing the commencement of the Offer.*
 (a)(1)(I)    Summary Advertisement published July 9, 2003.*
 (a)(1)(J)    Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
              Circuit Court for the City of Buena Vista, Virginia.*
 (a)(1)(K)    Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
              United States District Court for the Western District of
              Virginia.*
 (a)(1)(L)    First Amended Complaint filed by ArvinMeritor, Inc. on July
              25, 2003 in United States District Court for the Western
              District of Virginia.*
 (a)(1)(M)    First Amended Complaint filed by ArvinMeritor, Inc. on
              August 5, 2003 in the Circuit Court for the City of Buena
              Vista, Virginia.
 (a)(5)(A)    Press release issued by ArvinMeritor, Inc., dated July 14,
              2003, relating to supplemental disclosure requested by the
              Ohio Department of Commerce.*
 (a)(5)(B)    Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*
 (a)(5)(C)    Transcript of portions of ArvinMeritor's fiscal year 2003
              third-quarter earnings call, held on July 21, 2003, relating to the Offer.*
 (a)(5)(D)    Press release issued by ArvinMeritor, Inc. dated July 22,
              2003, responding to Dana Corporation's rejection of the
              Offer.*
 (a)(5)(E)    Text of ArvinMeritor, Inc. form of e-mail replies to
              investor inquiries and requests relating to the Offer.*
 (a)(5)(F)    Press release issued by ArvinMeritor, Inc. dated July 28,
              2003, discussing correspondence delivered to Dana
              Corporation's Committee of Independent Directors.*
 (b)          Not applicable.
 (c)          Not applicable.
 (d)          Not applicable.
 (e)          Not applicable.
 (f)          Not applicable.
 (g)          Not applicable.
 (h)          Not applicable.

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* Previously filed